

June 15, 2012

Via E-mail
Stephen M. Bunker
Executive Vice President, Chief Financial Officer and
Treasurer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

> **Re: Nature's Sunshine Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 5, 2012**
> **File No. 001-34483**

Dear Mr. Bunker:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 31

1.   Please provide us proposed disclosure to be included in future periodic reports to include long-term debt and the interest on long-term debt in the table of contractual obligations.

Notes to Consolidated Financial Statements
Note 10: Income Taxes, page 51

2.   Your net sales revenue in the United States based on page 59 accounted for approximately 43%, 45% and 45% of your total net sales revenue in 2011, 2010 and 2009 respectively. Approximately 11%, 37% and 51% of your pre-tax income was attributable to the Domestic jurisdiction for the same periods. Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying

reasons for the disproportionate relationship between net sales revenue and pre-tax income in the United States for 2011.

3. In your MD&A under results of operations – income taxes on pages 26 and 29, you attributed adjustments relating to the U.S. tax impact of foreign operations and foreign tax rate differentials as reasons for the difference between the effective income tax rate and the statutory federal income tax rate in 2011and 2010. Regarding the U.S. tax impact of foreign operations which are reflected in the rate reconciliation herein as a 15.1% decrease in 2011 and a 13.5% increase in 2010, your explanations on pages 26 and 30 for this item is the same for both years. Please provide us proposed disclosure to be included in MD&A in future periodic reports that quantifies and explains each factor causing the increase or decrease for each year and that clarifies why the very same adjustments caused a decrease in 2011 and an increase in 2010. Regarding the foreign tax rate differentials which are reflected in the rate reconciliation as a 5.2% decrease in both 2011 and 2010, your explanation on page 30 for 2010 indicates that the difference is due to not recording a tax benefit for losses. Please tell us why this would be reflected as decrease in the rate reconciliation and why it is characterized as a foreign rate differential.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant